Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross files updated technical reports

for Fort Knox and Kupol-Dvoinoye

Toronto, Ontario, March 31, 2015 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today filed an updated technical report for its Fort Knox mine in Alaska, U.S.A. and its Kupol and Dvoinoye mines in the Russian Federation.

The Fort Knox technical report incorporates updates with respect to the current operations at the mine including the mineral resource and mineral reserve estimates as of December 31, 2014 previously announced by news release on February 10, 2015. The current operations at Fort Knox described in the technical report include conventional open pit truck-and-shovel mining, a mill operation consisting of crushing, grinding, agitated cyanide leaching, and a carbon-in-pulp circuit; and a run-of-mine valley-fill heap leaching operation.

The Kupol-Dvoinoye technical report incorporates updates with respect to the current operations at the mines including the mineral resource and mineral reserve estimates as of December 31, 2014 previously announced by news release on February 10, 2015. The current operations at Kupol-Dvoinoye described in the technical report include underground mines at Kupol and Dvoinoye, and a plant at Kupol that processes ore from both mines using crushing, grinding, gravity and agitated cyanide leaching.

These technical reports have been prepared pursuant to Canadian Securities Administrators' National Instrument 43-101, and may be found at www.kinross.com or under the Company’s profile at www.sedar.com.

On March 31, 2015, Kinross concurrently filed its Annual Information Form (“AIF”) in Canada under the Company’s profile on SEDAR at www.sedar.com, and its annual report on Form 40-F (“40-F”) in the U.S. under the Company’s profile on EDGAR at www.sec.gov. The 40-F is largely comprised of the Company’s 2014 annual audited financial statements, management discussion and analysis and the AIF, and is also available on SEDAR under the Kinross profile. All of these Canadian and U.S. regulatory filings are also available on the Company's website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia, and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Vice-President, Corporate Communications

phone: 647-788-4179

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com